September 30, 2009

U.S. Securities and Exchange Commission
Washington, D.C. 20549
c/o Kevin Stertzel, Brad Skinner, H. Roger Schwall, and John Lucas

Atlas Mining Company
Preliminary Schedule 14A
File No. 0-31380
Response to staff letter dated September 28, 2009

Dear Gentlemen:

This letter responds to the September 28 comment letter.

The Company has filed an amended 10-K for the year ended December 31, 2008 and an amended 10-Q for the period ended June 30, 2007. References to amended or additional language are references to the amended reports.

Staff Comment:

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.
Request your independent registered public accounting firm to revise the fourth paragraph of their report to state, if true, that the identified conditions raise substantial doubt as to your ability to continue as a going concern.  Refer to AU 341.12.

Company Response

The report of the independent registered public accounting firm has been revised so that it now states in relevant part: “raises substantial doubts about the Company’s ability to continue as a going concern.”

Staff Comment:

Balance Sheet, page F-2

2.
We note you include various assets under Property and Equipment, including “Land and tunnels,” “Mining Equipment,” and “Milling Equipment”.  We further note elsewhere in your document that you have ceased operating as a contract mining company, your Atlas Mine property was unsuccessful, and you have no plans to exploit the property.  We also note your Dragon Mine property is in the exploration stage.  Please clarify the nature of the assets held under these balance sheet captions and tell us if you have tested these assets for recoverability.  If not, explain your basis for concluding that testing was not necessary, including how you considered the guidance of SFAS 144, par. 8.  Alternatively, if you have tested these assets for recoverability, describe for us the methodology and any material assumptions of your impairment analysis.

Company Response:

The balance sheet captions “Land and tunnels”, “Mining equipment” and “Milling equipment” represent property and equipment that the Company deems critical to its ongoing operations.  The “Land and tunnels” line item represents the gross book value of the Company’s Dragon Mine property located in Juab County, UT, the “Mining equipment” line items represents the gross book value of equipment utilized to explore and develop the Dragon Mine property and the “Milling equipment” line item represents the gross book value of certain equipment located at the Dragon Mine property to process clay mined from the property.  As part of our 2008 audit, our auditor, PMB Helin Donovan, requested, among other things, that we provide it a letter detailing the methodology used by the Company to value the “Land and tunnels” and Mining equipment” balance sheet accounts.  The letters are attached as Exhibit A.

In December 2008 the Company discontinued its contract mining operation.  Certain equipment related to that operation was classified as part of its 2008 audit under “Assets from discontinued operations being held for sale.”  The Company also decided to classify its Atlas Mine property, located in Osburn, ID, under “Assets from discontinued operations being held for sale.”

Staff Comment

Consolidated Statements of Operations and Comprehensive Loss, page F-4

3.
We note you have included various exploration & development costs and mining production costs in Operating Expenses to arrive at “Net Operating Loss.” We note your disclosure elsewhere that you have discontinued your primary revenue generating operations and you are focusing on your Dragon Mine.  Your disclosures indicate that the primary activity associated with the Dragon Mine in 2008 involved hiring a consulting firm to perform a geological review.  Please clarify if the amounts presented relate to your on-going continuing operations or otherwise relate to your discontinued operations.  Please note that we would not ordinarily expect development or production costs associated with an exploration stage property.

Company Response:

The amounts included in exploration and development costs and mining production costs due not include any costs related to our discontinued operations.  Additionally, we believe that the line items captioned “Exploration and development costs” and “Mining production costs” as part of our audited 2008 Statement of Operations are not accurately descriptive.  While we have incurred certain expenses that we believe were related to certain development and mining production activities, upon review we recognize that our definitions of development and mining production activity are not aligned with those of SEC guidelines.  Therefore, we have decided to consolidate our “Exploration and development costs” and “Mining production costs” line items into one line item captioned “Exploration costs” to more accurately reflect the nature of our business.  Our amended filings reflect this change.

Staff Comment:

4.	We note your caption that reads, “Exploration and Development Costs.” Please clarify for us the nature of the development costs that are being expensed in your current on-going operations.

Company Response:

The development related expenses included in the “Exploration and development costs” line item include, but are not limited to, employee-related wages and benefits, costs associated with the mobilization and demobilization of equipment, equipment maintenance and repair expense, the cost of materials and supplies related to the maintenance of the underground mine infrastructure, diesel and electricity expense, licenses and related fees and depreciation expense.

As stated in Company Response to Staff Comment #3, we have decided that previous expenses classified as “Exploration and development costs” will be redefined as “Explorations costs.”  Our amended filings reflect this change.

Staff Comment:

Consolidated Statements of Cash Flows page F-7

5.
We note you have presented a single line item on your statement of cash flows for discontinued operations.  Please note that SFAS 95 does not support this single line item presentation.  Please modify your presentation to provide separate presentation of your cash flows from discontinued operations by type (operating, investing, financing).

Company Response

The statement of cash flows has been revised so that there is separate presentation of cash flows from discontinued operations by type.  The amended statement of cash flows is attached as Exhibit B.

Staff Comment

Financial Statements for the Three and Six Month Periods Ended June 30, 2009

Note 6 — Convertible Debt, page 12

6.
We note that you have issued various convertible debt instruments that include registration rights agreements.  Explain how you have considered the disclosure requirements of FSPEITF 00-19-2, paragraph 12.

Company Response

Disclosure has been added after the sixth paragraph of Note 6.  The additional language is attached as Exhibit C.

Staff Comment

Form 10-K for Fiscal Year Ended December 31, 2008

Management’s Report on Internal Control Over Financial Reporting, page 26

7.
Revise this section to provide management’s assessment of the effectiveness of the your internal control over financial reporting as of the end of the your most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective.  See Item 308T(a)(3) of Regulation S-K.

Company Response

We have added the following to the end of the first second sentence of the fourth paragraph under “Management’s Annual Report on Internal Control Over Financial Reporting”:  “and accordingly we have concluded that as of December 31, 2008, our internal controls over financial reporting was ineffective.”

Staff Comment:

8.
We note your disclosure that indicates the effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PMB Helin Donovan, your independent registered public accounting firm.  Your disclosure further indicates their report is “included herein”.  We are unable to locate this report in your Form 10-K.  Please provide the report you refer to in your document or consider whether you are required to provide such a report at this time.  Please refer to Item 308T(a)(4) of Regulation S-K.

Company Response:

The following sentence has been deleted.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by PMB Helin Donovan, our independent registered public accounting firm, as stated in their report, which is included herein.

The following has been added in its place.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in the Proxy Statement

We have made changes in the proxy statement to:

•	Eliminate references to the notice-and-access method of furnishing proxy materials, since the 40-day period for delivery of the Notice required by Rule 16a-15 has passed;

•	Reflect that the time of the meeting has been changed from 11:00 AM to 3:00 PM;

•	Make a number of minor changes.

•	All changes are marked

In connection with responding to the staff comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

If you have any questions, please contact me or Sam Haviland at 206.370.5933 or 206.370.8323, respectively.

Very truly yours,

William Gleeson

Exhibit A

Atlas Mining Company
Producer of Halloysite Nanoclay
110 Greene Street Suite 1101
New York, New York 10012

August 13, 2009

PMB Helin Donovan LLP
Spokane, WA 99201

Re: Dragon Mine Valuation

In late 2008, the management and Board of Directors of Atlas Mining Company decided to permanently cease its contract mining operations due to a significant deterioration in general mining activity.   As part of the decision to cease the contract mining operations, the Company decided to focus its business solely on the commercialization of its Dragon Mine halloysite property.  The Dragon Mine is a 230-acre clay property located in Eureka, UT.  The property contains primarily halloysite and kaolinite clay.  From 1950 through 1977, Filtrol Corp mined approximately 1.3 million tons of halloysite/kaolinite at the property.  The mine remained idle from 1997 until 2001 when Atlas Mining Company first leased it and undertook certain exploratory and developmental actions to potentially commercialize the property.  The Company purchased the property in 2005 for $500,000 in cash.  During 2008, the Company hired a geological consulting firm to both perform a resource survey of the mine and develop a method with which to process any future production.  As of the date of this letter, an appropriate processing method has been developed and the resource survey is near completion.

Management of Atlas Mining believes that the unique chemical and structural composition of the Dragon Mine's halloysite and kaolinite resource will, among other things, add functionality to applications such as polymer fillers, the controlled release of certain biological agents, water filtration technologies, fire retardant materials and oil field drilling minerals.  Management believes the Company will be able to sell its clay into certain application fields for at least $3,000 per ton.  Certain clays currently used as polymer fillers are selling for an equivalent of $7,000 per ton. Management believes the performance of its clay resource exceeds that of competing clays and will command a similar selling price.  While the Company will focus on marketing its material to advanced, high price applications, there are a number of lower-end, commodity-like, large volume applications that have a need for the Company’s material.

The Dragon Mine property possesses a clay resource both below and above ground.  The above ground resource is the product of mining activity that spanned from 1950 through 1977.  The mining strategy at that time was to retain only clay material mined from underground that was pure-white in color for use as a component of a cracking catalyst application.  This strategy resulted in the creation of waste piles that contain iron stained halloysite and kaolinite in addition to alunite and other material.  The Company currently has a system with which it will be able to separate clay from non-clay matter.  This system will enable it to sell waste pile clay into high value markets in which color of clay is of no importance.  The unprocessed waste pile material has been shown, however, to perform well in a low-end, commodity-like, high volume application such as cement filler, adding strength to certain cement applications.  There are a number of potential customers in the cement manufacturing industry that are offering $5 per ton for unprocessed material similar to that which comprises our waste piles. We will use the cement filler market to calculate a lower end band for the valuation of the Dragon Mine.

As part of the ongoing resource survey at the Dragon Mine property, a determination has been made that approximately 4 million tons of waste material exist above ground.  At $5 per ton, we believe, at a minimum, there is ~ $20 million of gross profit (we'd incur minimal cost of sales selling into the cement filler market) on the surface of the Dragon Mine.  If we assume the following conservative assumptions: (i) 100,000 tons of waste material sold annually over a 40 year period; (ii) waste material selling price of $5 per ton; and (iii) the application of a 25% discount rate to the cash flow stream generated from the sale of the waste material, we arrive at a present value of the waste piles of just under $2.0 million which is close to 4x the gross value we've ascribed to the Dragon Mine on our balance sheet at June 30, 2009.  Not only is this valuation draconian at best, but it also fails to ascribe any value to the presence of underground clay material which we believe, at a minimum, exceeds 0.5 million tons.

The Company has been able to raise close to $4 million of convertible debt financing over the last 10 months to fund the commercialization of the Dragon Mine.  We believe investor willingness to invest such an amount provides anecdotal evidence that the value of the Dragon Mine property exceeds its $500,000 book value and, most likely, exceeds the capital invested in the mine over these last 10 months.  For the reasons above, we are comfortable that the market value of the Dragon Mine is equal to or exceeds the net book value of the property at June 30, 2009.

_________________________________________
Christopher Carney, CFO and date

Exhibit A

Atlas Mining Company
Producer of Halloysite Nanaoclay
110 Greene Street, Suite 1101
New York, NY 10012

August 13, 2009

PMB Helin Donovan LLP
Spokane, WA 99201

Re: Mining Equipment Valuation

In late 2008, the management and Board of Directors of Atlas Mining Company decided to permanently cease its contract mining operations due to a significant deterioration in general mining activity.   As part of the decision to cease the contract mining operations, the Company performed a comprehensive review of certain assets at both its contract mining and Dragon Mine operations.  The above actions were taken as part of a larger strategy to focus the business of the Company solely on the commercialization of its Dragon Mine halloysite property.

The asset base of the contract mining business was located primarily in Idaho and was comprised, for the most part, of equipment used specifically for underground, hard rock mining activities.  To determine whether any of the Idaho equipment possessed utility for our Dragon Mine operation, we obtained the input of our Dragon Mine manager, James Enyeart.   Mr. Enyeart identified certain pieces of mining equipment that would be needed to facilitate the future development of the Dragon Mine in Utah.  The equipment needed at the Dragon Mine was subsequently transported to Utah.   The equipment that remained in Idaho was classified as available-for-sale and, for the most part, consigned to Aamcor Inc, a firm with a long history of selling new and used mining equipment to mine operators around the world.

Once the assessment of the Idaho equipment was completed, the Company turned its attention to the equipment located at the Dragon Mine.  The majority of Dragon Mine assets fall into one of three categories: (i) mining equipment, (ii) buildings and (iii) milling equipment.  This communication will focus on the valuation of the mining equipment.  There are approximately 25 pieces of mining-related equipment at the Dragon Mine.  This equipment is needed to perform exploration and development at the property that is currently ongoing.  Since the Company announced its intention to discontinue it contract-mining operations in Idaho and dispose of certain non-core equipment, it has received significant inquiry regarding the sale of its inventory of mining equipment.  A number of these inquiries focused on equipment that the Company planned to retain and provided management with an estimated valuation of certain pieces of equipment that are currently being utilized at the Dragon Mine.

Four pieces of mining equipment at the Dragon Mine represent a large portion of the book value of the Mining Equipment account on the Company's balance sheet.  These pieces of equipment include: a CAT 246 Skidder, a Longyear Diamond Drill, an Alpine Miner Roadheader and a JCI 200M Mucker.

CAT 246 Skidder
The Company purchased the CAT 246 Skidder in 2005 for ~ $20,000.  This piece of equipment is in excellent condition given that it has yet to be utilized much at the mine.  Management received a number of inquiries earlier in the year regarding this piece of equipment and estimate that it is worth ~ $20,000.

Longyear Diamond Drill
The Longyear Diamond Drill was purchased for $35,000 in 2006 and has been used for certain exploratory drilling programs at the mine.  Approximately $60,000 has been spent recently to rebuild and upgraded certain components of this piece of equipment.  Management estimate that it could sell the drill for ~ $100,000.  These drills are difficult to purchase given their relative scarcity.  This scarcity may add a premium to the $100,000 valuation.

Alpine Miner Roadheader
The Company purchased the Alpine Miner Roadheader for $125,000 in February 2007.  Certain components of this piece of equipment have recently been rebuilt and upgraded.  A new roadheader will cost $200,000 - $250,000.  The manager of the Dragon Mine, James Enyeart, believes the Company's roadheader is worth ~ $150,000.

JCI 200M Mucker
The Company purchased the JCI 200M Mucker for ~ $10,000 in May 2007 that it believes was materially below its market value.  The Mine Safety and Health Administration has recently required underground loader equipment to adhere to increased emission standards.  These new standards have resulted in a steep appreciation in the price of new muckers as they now must include an advanced engine that meets the stricter MSHA emission standards.  A new mucker, similar to ours, now costs close to $150,000.  Old mucker models can be upgraded with a $40,000 modification to its engine.  The Company has yet to make this modification as it is currently focused on mining its surface material and has no need to mine underground.  A potential buyer of a mucker similar to that of the Company can either purchase a new one for ~ $150,000 or purchase a used one and invest $40,000 for an engine modification if one has not been already performed.  The Company estimates that its mucker is worth ~ $100,000, after deducting the required engine modification cost.

The Company’s estimation of the market value of the above four pieces of equipment is ~ $370,000 without ascribing any value to the other 21 pieces of equipment included in the Mining Equipment account.  The Company believes the total market value of the Mining Equipment account is equal to or greater than the net value at which it has it recorded on the balance sheet at June 30, 2009.

_________________________________________
Christopher Carney, CFO and date

Exhibit B

ATLAS MINING COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
	For the year ended
	December 31,
	2008		2007 Restated
Cash flows from operating activities:
Net loss		$(5,420,395)		$(1,681,716)
Adjustments to reconcile net loss to
net cash used in operations:
Depreciation		435,622		376,228
Non-cash exercise of warrants for bonus		- 0 -		35,000
Non-cash exercise of options for compensation		- 0 -		45,257
Stock issued for directors services		120,000		- 0 -
Employee stock based compensation		427,432		666,002
Other non-cash compensation expense		- 0 -		926,000
Gain on revaluation of stock awards		(227,500)		(646,000)
Realized loss on securities available for sale		- 0 -		414
(Gain) loss on disposition of equipment		232,392		(115,497)
Loss on abandonment of equipment		- 0 -		44,406
Change in operating assets and liabilities:
(Increase) Decrease in:
Accounts receivable		(44)		876,355
Accounts receivable – related party		1,618		- 0 -
Mining supplies		- 0 -		2,000
Deposits and prepaids		49,319		(162,002)
Advances		- 0 -		618
Increase (Decrease) in:
Accounts payable and accrued expenses		146,333		108,579
Stock award payable Net cash provided (used) by discontinued operations		- 0 –538,387		280,000	(800,181)
Net cash used in operating activities		(3,696,836)		(44,537)

Cash flows from investing activities:
Purchases of land and land improvements		- 0 -		(28,048)
Purchases of equipment		- 0 -		(1,158,958)
Disposal of land and equipment Net cash provided by discontinued operations		- 0 –98,423		195,202-
Net cash provided by used in investing activities		98,423		(991,804)

Cash flows from financing activities:
Payments on notes payable		(131,040)		(118,516)
Payments on leases payable		(35,555)		(14,652)
Proceeds from notes payable		161,989		125,948
Proceeds from PIK notes payable		1,000,000		- 0 -
Proceeds from issuance of Common stock
	2,500,000		2,265,859
Net cash used by discontinued operations	(204,601)		(228,779)
Net cash provided by financing activities		3,290,793		2,029,860

Net increase (decrease) in cash		(307,620)		993,519

Cash and cash equivalents at beginning of period		1,210,621		217,102

Cash and cash equivalents at end of period		$903,001		$1,210,621

Exhibit C

Within thirty days after the date on which the articles of incorporation of the Company are amended so that there are sufficient shares of Common Stock so that all outstanding 10% Convertible Notes may be converted, the Company is obligated to file a registration statement for (i) the shares of Common Stock of the Company issued or issuable upon the conversion of the Notes; and (ii) all shares of Common Stock of the Company issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, all such shares of Common Stock described in clause (i)) that the holder requests to be included in the registration statement (the securities described in (i) and (ii) being Registratable Securities”).

If: (i) a registration statement is not filed on a timely basis as required or (ii) after its effective date , such registration statement ceases for any reason to be effective and available for more than an aggregate of 40 trading days (which need not be consecutive) (any such failure or breach being referred to as an “Event,” and for purposes of clause (i) the date on which such Event occurs, or for purposes of clause (ii) the date which such 40 trading day-period is exceeded, being referred to as “Event Date”), then in addition to any other rights the holders may have hereunder or under applicable law, on each such Event Date, and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each holder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the aggregate amount of the principal and accrued interest of the 10% Convertible Note that was converted and has not theretofore been sold. The partial liquidated damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date

The Company will have no obligation to file a registration statement or  to keep it effective or to make any payments in the event  (a) the holder is not an affiliate and the securities then registered or proposed to be registered to be registered may be sold without registration under the Securities Act of 1933 (“Securities Act”) pursuant to Rule 144 under the Securities Act and (b) the holder is an affiliate and the registrable securities then registered or proposed to be registered to be registered may be sold in a three month period without registration under the Securities Act pursuant to Rule 144 under the Securities Act.